UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41373

AUSTIN GOLD CORP.

(Translation of registrant’s name into English)

1021 West Hastings Street, 9th Floor

Vancouver, British Columbia, Canada, V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2024 and 2023
99.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2024 and 2023
99.3	Certification of Interim Filings – CEO
99.4	Certification of Interim Filings - CFO

Incorporated by Reference

Exhibits 99.1 and 99.2 to the Form 6-K of Austin Gold Corp. (the “Company”) filed on November 6, 2024 are hereby incorporated by reference as exhibits to the Registration Statements on Form F-3 (File No. 333-272626) and Form S-8 (File No. 333-273046) of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austin Gold Corp.
(Registrant)

Date: November 6, 2024	By:	/s/ Dennis Higgs
	Name:	Dennis Higgs
	Title:	President